                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _____)*

                           CONSUMER DIRECT OF AMERICA
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    21049V209
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Blair A. West
                      c/o Crusader Capital Partners II, LLC
                           230 Park Avenue, Suite 1000
                            New York, New York 10169
                                 (212) 472-6200
 -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 29, 2005
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                                                    Page 2 of 10



                                                             SCHEDULE 13D

CUSIP NO. 21049V209
-------------------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Crusader Capital Partners II, LLC
-------------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                                      (a) /X/
                                                                                                                      (b) / /
-------------------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
                                                              WC
-------------------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E) / /
-------------------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                                                              New York
-------------------------------------------------------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
NUMBER OF
SHARES                                                        27,198,130
BENEFICIALLY      -------------------------------------------------------------------------------------------------------------
OWNED BY                   8        SHARED VOTING POWER
EACH
REPORTING                                                     0
PERSON            -------------------------------------------------------------------------------------------------------------
WITH                       9        SOLE DISPOSITIVE POWER
                                                              27,198,130
                          -----------------------------------------------------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                                              0
-------------------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                              27,198,130
-------------------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES* //
-------------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                74.30%
-------------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                                                  OO
-------------------------------------------------------------------------------------------------------------------------------
                                                 *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                                                    Page 3 of 10



                                                             SCHEDULE 13D

CUSIP NO. 21049V209
-------------------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Crusader Capital, LLC
-------------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                                      (a) /X/
                                                                                                                      (b) / /
-------------------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
                                                              AF
-------------------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E) / /
-------------------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                                                              New York
-------------------------------------------------------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
NUMBER OF
SHARES                                                        0
BENEFICIALLY              -----------------------------------------------------------------------------------------------------
OWNED BY                   8        SHARED VOTING POWER
EACH
REPORTING                                                     27,198,130
PERSON                    -----------------------------------------------------------------------------------------------------
WITH                       9        SOLE DISPOSITIVE POWER
                                                              0
                          -----------------------------------------------------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                                              27,198,130
-------------------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                              27,198,130
-------------------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES* //
-------------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                              74.30%
-------------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                                              OO
-------------------------------------------------------------------------------------------------------------------------------
                                                 *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                                                    Page 4 of 10



                                                             SCHEDULE 13D

CUSIP NO. 21049V209
-------------------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Crusader Investments, LLC
-------------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                                      (a) /X/
                                                                                                                      (b) / /
-------------------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
                                                                  AF
-------------------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) / /
-------------------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                                                              New York
-------------------------------------------------------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
NUMBER OF
SHARES                                                        0
BENEFICIALLY               ----------------------------------------------------------------------------------------------------
OWNED BY                   8        SHARED VOTING POWER
EACH
REPORTING                                                     27,198,130
PERSON                     ----------------------------------------------------------------------------------------------------
WITH                       9        SOLE DISPOSITIVE POWER
                                                              0
                           ----------------------------------------------------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                                              27,198,130
-------------------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                              27,198,130
-------------------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES* /X/
-------------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                              74.30%
-------------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                                                  OO
-------------------------------------------------------------------------------------------------------------------------------
                                                 *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                                                    Page 5 of 10

ITEM 1.             SECURITY AND ISSUER

                    This statement relates to the Common Stock, $0.001 par value
                    ("Common Stock") of Consumer Direct of America, a Nevada
                    corporation (the "Issuer" or the "Company"). The principal executive offices of the Issuer are presently located at
                    6630 S. Sandhill Road, Las Vegas, Nevada 89107.

ITEM 2.             IDENTITY AND BACKGROUND

                    (a) This statement is being filed jointly by (i) Crusader
                    Capital Partners II, LLC, a New York limited liability
                    company("Crusader Capital Fund") with respect to shares
                    beneficially owned by it; (ii) Crusader Capital, LLC, a New
                    York limited liability company and manager of Crusader
                    Capital Fund ("Crusader Capital Manager"), with respect to shares beneficially owned by Crusader Capital Fund; and
                    (iii) Crusader Investments with respect to shares
                    beneficially owned by Crusader Capital Fund. Crusader
                    Capital Fund, Crusader Capital and Crusader Investments are
                    referred to collectively as the "Reporting Persons."
                    Crusader Capital is the manager of Crusader Capital Fund.
                    Crusader Investments is the manager of Crusader Capital.

                    (b) The address of the principal business of each of the
                    Reporting Persons is 230 Park Avenue, Suite 1000, New York,
                    New York 10169.

                    (c) The principal business of Crusader Capital Fund,
                    Crusader Capital and Crusader Investments is investment
                    management.

                    (d) None of the Reporting Persons has during the past five years been convicted in a criminal proceeding (excluding
                    traffic violations and similar misdemeanors).

                    (e) None of the Reporting Persons has during the last five years been a party to a civil proceeding of a judicial or
                    administrative body of competent jurisdiction and as a
                    result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or
                    prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                    (f) Not applicable.

ITEM 3.             SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                    On July 29, 2005 Crusader Capital Fund acquired 4,166,667
                    shares of the Common Stock at $.06 per share for $250,000.
                    On August 5, 2005, Crusader Capital Fund acquired 11,989,796 shares at $.049 per share for $587,500. Both acquisitions
                    were made pursuant to the Common Stock Purchase Agreement
                    dated July 29, 2005 ("Purchase Agreement") between the
                    Issuer and Crusader Capital Fund in a private placement
                    transaction under Rule 506 of Regulation D under Section
                    4(2) of the Securities Act of 1933, as amended (the "Private
                    Placement Transaction"). The Purchase Agreement is attached hereto as Exhibit 2 and fully incorporated herein by
                    reference. The source of funds was from Crusader Capital
                    Fund's working capital.

ITEM 4.             PURPOSE OF TRANSACTION

                    The Reporting Persons have acquired the shares of Common
                    Stock reported in Item 5 in the Private Placement
                    Transaction pursuant to the Purchase Agreement for
                    investment. In addition, in connection with the purchase of shares under the Purchase Agreement, the Issuer granted to
                    Crusader Capital Fund registration rights for all of its
                    shares purchased under the Purchase Agreement pursuant to a
                    Registration Rights Agreement dated July 29, 2005
                    ("Registration Rights Agreement") between the Issuer and
                    Crusader Capital

                                                                    Page 6 of 10

                    Fund. The Registration Rights Agreement is attached hereto as Exhibit 3 and is fully incorporated herein by reference.
                    Crusader Capital Fund currently hold its shares of Common
                    Stock for investment purposes. However, Crusader Capital
                    Fund intends to closely monitor the Company's performance
                    and may modify its plans in the future. Crusader Capital
                    Fund also may exercise its rights under the Purchase
                    Agreement and Registration Rights Agreement. Pursuant to the
                    Purchase Agreement, Crusader Capital Fund has the option,
                    exercisable until August 28, 2005, to purchase an additional
                    $662,500 dollar amount of shares of common stock at the per share price of the lower of (i) $.06 and (ii) 30% below the closing price at the shares on the OTC bulletin board on the trading date prior to purchase. If Crusader Capital Fund
                    exercised its option and purchased an additional $662,500
                    aggregate amount of shares at $.06 per share, it could
                    purchase an additional 11,041,667 shares. Such shares are
                    referred to as the "Option Shares."

                    Although Crusader Capital Fund does not have any current
                    plans other than as set forth herein, Crusader Capital Fund may in the future exercise any and all of its respective
                    rights as holder of the Common Stock and rights under the
                    Purchase Agreement and Registration Rights Agreement. More
                    specifically, depending on its evaluation of various
                    factors, including the investment potential of the Common
                    Stock, the Company's business prospects and financial
                    position, other developments concerning the Company, the
                    price level and availability of the Common Stock, available opportunities to acquire or dispose of the Common Stock,
                    realize trading profits or minimize trading losses,
                    conditions in the securities markets and general economic
                    and industry conditions, reinvestment opportunities,
                    developments relating to the business of Company and other factors deemed relevant, Crusader Capital Fund may take such actions with respect to its holdings in the Company as it
                    deems appropriate in light of circumstances existing from
                    time to time. Such actions may include the purchase of
                    additional shares of Common Stock in the open market or
                    purchases of Common Stock pursuant to the Purchase
                    Agreement, through privately negotiated transactions with
                    third parties or otherwise, or the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the
                    shares now owned or hereafter acquired.

                    As of the date of this statement, except as set forth above, none of the Reporting Persons has any present plan or
                    intention which may result in or relate to any of the
                    actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5              INTEREST IN SECURITIES OF THE ISSUER

                    (a) Crusader Capital Fund is the direct beneficial owner of the 27,198,130 shares of the Common Stock, which includes
                    the Option Shares. Such shares represent approximately
                    74.30% of the outstanding Common Stock, based upon the
                    9,410,000 shares of the Common Stock outstanding as of April
                    7, 2005, as reported by the Issuer in the Issuer's Form 10-Q filed for the fiscal quarter ended March 31, 2005. By virtue of the relationships described under Item 2 of this
                    Statement, each of the other Reporting Persons may be deemed to share indirect beneficial ownership of the shares of the
                    Common Stock directly beneficially owned by Crusader Capital
                    Fund. Each of the other Reporting Persons, however,
                    disclaims such beneficial ownership of such shares.

                    (b) Crusader Capital Fund, acting through its manager
                    Crusader Capital, which in turn acts through Crusader
                    Investments, its manager, has the sole power to vote or
                    direct the vote, and to dispose or direct the disposition of the shares of Common Stock beneficially owned by it,
                    including the Option Shares. By virtue of the relationships described under

                                                                    Page 7 of 10

                    Item 2 of this Statement, each of the other Reporting
                    Persons may be deemed to share the indirect power to vote
                    and direct the disposition of the shares held by Crusader
                    Capital Fund.

                    (c) The table below sets forth purchases of the shares of
                    the Common Stock by the Reporting Persons during the last 60 days. All of such purchases were effected pursuant to the
                    Purchase Agreement by Crusader Capital Fund.

                         Date           Shares Purchased         Price
                    ---------------- --------------------- --------------------
                     July 29, 2005          4,166,667          $.06 per share
                    ---------------- --------------------- --------------------
                    August 5, 2005         11,989,796         $.049 per share
                    ---------------- --------------------- --------------------

ITEM 6              CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
                    WITH RESPECT TO THE SECURITIES OF THE ISSUER.

                    Except as set forth elsewhere in this Schedule 13D, there
                    are no contracts, arrangements, understandings or
                    relationships among the Reporting Persons, and any other
                    person with respect to any securities of the Issuer,
                    including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option
                    agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7              MATERIAL TO BE FILED AS EXHIBITS.

                    Exhibit 1   Joint Filing Agreement
                    Exhibit 2   Common Stock Purchase Agreement
                    Exhibit 3   Registration Rights Agreement

                                                                    Page 8 of 10

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 8, 2005              CRUSADER CAPITAL PARTNERS II, LLC

                                    By:      CRUSADER CAPITAL, LLC
                                             Its Manager

                                    By:      CRUSADER INVESTMENTS, LLC
                                             Its Manager

                                    By:      /s/ Blair A. West
                                             -------------------------------
                                    Name:    Blair A. West
                                    Title:   Manager

                                    CRUSADER CAPITAL, LLC

                                    By:      CRUSADER INVESTMENTS, LLC
                                             Its Manager

                                    By:      /s/ Blair A. West
                                             -------------------------------
                                    Name:    Blair A. West
                                    Title:   Manager

                                    CRUSADER INVESTMENTS, LLC

                                    By:      /s/ Blair A. West
                                             -------------------------------
                                    Name:    Blair A. West
                                    Title:   Manager

                                                                    Page 9 of 10

                                  EXHIBIT INDEX
                                  -------------

Exhibit 1          Joint Filing Agreement, dated as of July 29, 2005

Exhibit 2          Common Stock Purchase Agreement

Exhibit 3          Registration Rights Agreement